

February 19, 2010

Mr. Mark Stevenson
President and Chief Executive Officer
Holloman Energy Corporation
333 North Sam Houston Parkway East, Suite 600
Houston, Texas, 77060

Re: Holloman Energy Corporation
Form 10-K/A1 for the Fiscal Year Ended December 31, 2008
Filed September 16, 2009
Response Letter Dated December 15, 2009
File No. 000-52419

Dear Mr. Stevenson:

        We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

1.   We note your response to prior comment 1 indicating that you would send a separate letter with the representations we requested. Please comply with prior comment 1.

2.   The comments in this letter seek further revision to your financial statements and disclosures. We expect you will need to augment the explanatory note in the forepart of your amendments to address the additional corrections required. When filing your amendments, please ensure that you attach updated certifications from your officers to comply with Rule 12b-15 of Regulation 12B; and please direct your auditors to the guidance in AU §§508 and 530.07 for

guidance concerning the dating and explanatory language needed in the audit opinion.

3.   Please ensure that the amended Form 10-K and Form 10-Qs that you file with your next response include the revisions that you proposed in your responses to prior comments 3, 5, 9, 11, 12, 13, 15, and 16.

Controls and Procedures, page 12

4.   We note that you have declined the guidance in prior comment 2 and see that your conclusion regarding the effectiveness of your disclosure controls and procedures remains unchanged. We believe that continuing to represent that your disclosure controls and procedures were effective after understanding the extent of the accounting errors and disclosure omissions is not appropriate. We reissue prior comment 2.

Statement of Stockholder's Equity, page F-3

5.   We note your response to prior comment 4 regarding your accounting for the merger with Endeavor Canada Corporation ("ECC") in August 2007 and understand that you continue to believe the transaction is appropriately recorded as a reverse merger recapitalization, reasoning that its prior shareholders controlled the consolidated entity afterwards. If this view is to prevail your subsequent conveyance of ECC shares to one of its former owners in exchange for the preferred shares you had issued to that individual on the earlier merger date would also need to be treated as a capital transaction to be consistent in your accounting approach; considering the status of that individual as you have described, and the nature of the exchange, recording a gain on sale would not comply with paragraph 7 of Section B of Chapter 1 of ARB 43, and paragraph 28 of APB 9.

If you have accurately concluded that reverse merger accounting was appropriate you would need to amend your Form 10-K for the year ended December 31, 2008, as well as your Form 10-Qs for the quarters ending March 31, 2009, June 30, 2009 and September 30, 2009 to eliminate the $783,868 gain on sale of ECC and instead report this as a capital transaction, an adjustment to additional paid in capital. Under this scenario we would expect you to include a note to your financial statements with the error correction disclosures required by paragraph 26 of SFAS 154; and to obtain and file an updated audit report covering the restated audited financial statements, following the dating and explanatory language guidance in AU §§530.07 and 561.06(a).

Note 1 – Nature of Operations, page F-6

6.   We see that you have not filed the amended purchase agreement as requested in prior comment 6. This item was required to be filed on EDGAR and reported on Form 8-K within four business days of the event to comply with Item 1.01 of Form 8-K and General Instruction (B) to Form 8-K. We will not object if you wish to file the revised agreement with your amended Form 10-K rather than in an amended Form 8-K.

Note 2 – Summary of Significant Accounting Policies, page F-6

Oil and Gas Properties, page F-7

7.   We note that you have not complied with prior comment 7, as your proposed disclosure revisions still fail to differentiate between the costs of unproved properties that are subject to amortization and the costs of unproved properties that are not subject to amortization in calculating your ceiling on capitalized costs. Please revisit the guidance in Rule 4-10(c)(4)(i)(B) and (C) of Regulation S-X for further clarification and amend your accounting policy and the related disclosure to comply with this guidance.

Note 4 – Oil and Gas Properties, page F-12

8.   We note your response to prior comment 8 regarding your determination of the measurement date used in valuing the shares issued to purchase of Holloman Petroleum Pty. Ltd ("HPPL"). We understand that you have followed the guidance prescribed by EITF 96-18 in determining the date to measure the fair value of the transaction and that you believe that as of August 24, 2007 a sufficiently large disincentive for non-performance by HPPL existed as of that date.

However, the disincentives you describe pertain to the work obligations of HPPL that must be undertaken to retain its exploration and production rights. As described, these disincentives are not appropriate rationale in establishing a measurement date because they do not arise from your relationship with HPPL; this is explained in footnote 3 to EITF 96-18. Further, using an average of your stock prices for any period prior to the measurement date is not consistent with this accounting literature.

Based on your information, unless you are able to show that the differences would not be material, we expect you will need to revise your accounting for the shares issued to HPPL to comply with the guidance in Issue 1 and Exhibit A of EITF 96-18.

Note 12 – Restatement, page F-16

9.   We have read the revisions you proposed in response to prior comment 14 and believe there continues to be insufficient details about the adjustments necessary to reflect your adoption of SFAS 160 and the error corrections that you are making to previously issued financial statements under SFAS 154. Please further revise your disclosures to clearly identify these adjustments as either error corrections under SFAS 154 or recasting adjustments from your retrospective application of SFAS 160. Please include a narrative explaining the reason for each adjustment, contrasting your prior accounting with the accounting that is required to comply with GAAP.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief